EXHIBIT 99.1
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NEWS RELEASE

DECEMBER 16, 2003


ARC ENERGY TRUST CONFIRMS JANUARY 15, 2004 CASH DISTRIBUTION AMOUNT
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CALGARY, DECEMBER 16, 2003 (AET.UN AND ARX - TSX) ARC Energy Trust (the "Trust")
confirms that the cash distribution to be paid on January 15, 2004 in respect of December production, for unitholders of record on December 31, 2003, will be $0.15 per trust unit. The ex-distribution date is December 29, 2003.

As at December 15, 2003, the Trust's trailing twelve-month cash distributions, including the December 15, 2003 payment, total $1.78 per trust unit.

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $2.7 billion. The Trust's current oil and gas production is approximately 55,000 barrels of oil equivalent per day from five core areas in western Canada. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust trades on the TSX under the symbol AET.UN.

ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer


    For further information about ARC Energy Trust, please visit our website
                        WWW.ARCRESOURCES.COM or contact:

                 Investor Relations, E-mail: ir@arcresources.com
                  Telephone: (403) 503-8600 Fax: (403) 509-6417
                            Toll Free 1-888-272-4900

                               ARC Resources Ltd.
                        Suite 2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9